SEC File No.:  000-23416
CUSIP No.:  607660 30 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form N-SAR

For the Period Ended: September 30, 2010

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	Modern Medical Modalities Corporation

Former Name if Applicable:

Address of Principal Executive Office:	439 Chestnut Street

City, State, and Zip Code:	Union, New Jersey 07083

PART II – RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company has experienced a delay in completing the information necessary for inclusion in its Quarterly Report on Form 10-Q for the period ended September 30, 2010.  The Company expects to file its Form 10-Q Quarterly Report within the allotted extension period.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Barry Hayut
(908) 687-8840

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed.  If the answer is no, identify the report(s):
☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 31, 2009, the Company completed the sale of substantially all of it operating assets.  As a result the Company’s operations are significantly reduced while it transitions to a business and specialty services company.  As a result of this significant event, the Company expects to report a change in earnings.

Modern Medical Modalities Corporation

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2010	/s/ Minesh Patel
By: Minesh Patel
Chief Financial Officer